NEWS RELEASE

INTEROIL’S ANTELOPE-2 WELL FLOWED AT A WORLD RECORD
RATE OF 705 MMCFD INCLUDING 11,200 BBLS PER DAY OF
CONDENSATE

December 1, 2009 — Houston, Texas and Cairns, Australia - InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that its Antelope-2 well flowed at 705 million cubic feet of natural gas per day (MMCFD) including 11,200 barrels of condensate per day (BCPD) for a total 129,000 barrels of oil equivalent per day (BOEPD).  The surface flowing tubing pressure was 1,258 psi through a 6.0 inch capacity choke that was opened to 4 3/8 inches.
The Antelope field confirms Papua New Guinea as a world class gas resource base in close proximity to the largest and most well developed LNG market in the world.  The Antelope-2 and previous wells, have confirmed over 1.2 Bcf/d of productive capacity.  Additionally the condensate ratio established at the top of the Antelope reservoir further enhances the economic viability of the proposed condensate stripping facility.  Updated third party resource estimates will be released when completed.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.  The Company is headquartered in Cairns, Australia and has offices in Houston, Texas, Port Moresby, Papua New Guinea and Singapore.  InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
InterOil News Release

The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Andrea Priest/Ed Trissel
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

Cautionary Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning drilling and testing of the Antelope-2 well in the Elk/Antelope field and the characteristics of the Antelope reef structure. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that oil, gas or condensate from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.   In addition, there is no guarantee that the Antelope-2 well will be able to be drilled and/or tested in the manner proposed, nor that it will ultimately be successful.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release